INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 225 • Email: laura.williams@streetprint.com

02060416

02 NOV 15 AM 10:10

November 4, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated November 1, 2002.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/11

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

Financial Results for
the Nine Months Ended September 30, 2002

Surrey, Canada, November 1, 2002 – Integrated Paving Concepts Inc. (Symbol – IPA) releases today, unaudited summary operating results for the nine months ending September 30, 2002.

Overall sales for the quarter increased a healthy 13% over the same period last year, increasing in all categories with the exception of start-up tooling. The largest increase was 17% on coatings, an important reflection of the growth of StreetPrint Pavement Texturing applied around the world.

Sales growth achieved with lower operating expenses has generated an 89% improvement in operating profit for the quarter, an overall achievement of $1.7 million for the first nine months. In addition, our balance sheet remains strong with a cash position of $2.9 million and working capital of over $4.7 million, both improvements versus the same period last year. We intend to selectively utilize the strength of our balance sheet to invest in operating improvement and sales growth projects over the coming months.

While we are pleased with our profit improvements during the first nine months versus 2001, we believe there remains untapped potential to further grow our sales. Our challenge remains to increase the market demand for our products, continue to improve our products, develop new products, and make further enhancements to our extensive network of Licensed Applicators. At the same time, we expect to keep focused on cost and expense management as we implement operating improvements that enable us to achieve our long-term business goals.

While the 4th quarter is seasonally a period where our sales slow, the momentum we have established through the first nine months positions us to have a strong year.

Summary Financial Information (Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2002	2001	2002	2001
Revenue	$	3,886,999	3,429,597	9,938,270	9,447,575
Earnings before depreciation and interest		1,266,449	714,307	1,930,395	756,767
Depreciation and amortization		67,684	83,609	202,060	356,295
Interest income		(7,360)	(18,203)	(16,400)	(40,017)
Earnings before income taxes		1,206,125	648,901	1,744,735	440,489
Income taxes		482,486	266,899	662,881	214,176
Net earnings	$	723,639	382,002	1,081,854	226,313
Earnings per share – basic and diluted	$	0.11	0.06	0.16	.03

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 ext.227 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary